

Mail Stop 3233

January 18, 2018

<u>Via E-Mail</u>
Mr. Menachem Ash
President
Rafael Holdings, Inc.
520 Broad Street
Newark, New Jersey 07102

> **Re:** **Rafael Holdings, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed December 26, 2017**
> **File No. 000-55863**

Dear Mr. Ash:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Data

Pro Forma Condensed Combined Statements of Comprehensive Income for the three months ended October 31, 2017, page 34

1. Please tell us and revise to disclose your basis for eliminating the non-cash compensation expense relating compensatory arrangement with Howard S. Jonas (Adjustment D) and the provision for income taxes relating to the valuation allowance for deferred tax asset (Adjustment F).

2. We note your response to comment 8. Please revise note (A) on page 35 to identify the controlled entity of which you are a 45% owner consistent with your response.

3. Your response to comment 8 indicates that you sold 10% of IDT-Rafael Holdings, LLC to Howard S. Jonas while the disclosure in the first paragraph on page F-14 indicates Mr. Jonas purchased 10% of the Company's direct and indirect interest and rights in Rafael Pharmaceuticals. Please revise to clarify this apparent inconsistency.

4. Also, please revise the fifth paragraph on page F-14 to clarify that your current ownership interest in CS Pharma Holdings, LLC is 45% as indicated in your response to comment 8.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

5. We note your response to comment 10. Please revise to provide the information noted in the response. In addition, please revise to quantify the percentage of your revenues from related parties and clarify, if true, that the related party revenues have significantly decreased due to the amendments to the related party leases as of August 1, 2017. Finally, please also revise the risk factor on page 8 to clarify, if true, the percentage of related party revenue has decreased primarily as a result of decrease in related party revenue.

Financial statements for the fiscal year ended July 31, 2017

Note 2 - Fair Value Measurements, page F-12

6. We note your response to comment 20. Please revise to disclose the Option Pricing Model and inputs used in the fair value measurement of your investment in Rafael Pharmaceuticals. Refer to ASC 820-10-50-2bbb.

Note 5 – Investments, page F-13

Rafael Pharmaceuticals, Inc. ("Rafael Pharmaceuticals"), page F-13

7. We note your response to comment 19. We note that the sale of interest and rights in Rafael Pharma to Howard S. Jonas was effected through a sale of 10% of your ownership of IDT-Rafael Holdings, LLC. Please revise the description of this transaction in the Combined Statements of Members' Equity consistent with your response.

Lipomedix, page F-14

8. We note your disclosure on page F-15 that on November 16, 2017 you exercised your option to purchase additional shares in Lipomedix, which increased your ownership of this entity to 50.6%. We also note that the accountant's report is dated October 23, 2017. Please revise as appropriate to clarify whether the above disclosure relating to Lipomedix was audited by your accountants.

9. With respect to the acquisition of control of Lipomedix, please tell us how you considered the requirements of Rule 8-04 and 8-05 of Regulation S-X.

Note 6 - Income Taxes, page F-15

10. We note your response to comment 26. We reissue our prior comment in part. As previously requested, please revise your disclosure on page F-15 to reconcile the amounts relating to income (loss) before income taxes and income tax expense with the Combined Statements of Comprehensive Income (Loss). Also revise your disclosure that net deferred tax assets are included in "Other current assets" to clarify that deferred tax assets are included in noncurrent assets.

Note 9 - Future Minimum Rents, page F-17

11. It appears that column totals for Related Parties and Other are incorrect. Please revise as appropriate.

Financial statements for the period ended October 31, 2017

Note 3 - Establishment of Valuation Allowance for Deferred Tax Asset, page F-23

12. We note that you recorded a reserve for your deferred tax asset as of October 31, 2017 due to the reduction in future revenues resulting from the amendments to related party leases effective August 1, 2017. Please tell us why this reserve was not established as of July 31, 2017 and whether the information relating to the amendments to related party leases was available as of such date. It appears that this information was available before the fiscal year financial statements were issued or available to be issued.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) (202) 551-7150 or me at (202) 551-3401 with any other questions.

                      Sincerely,

                      /s/ Jennifer Gowetski

                      Jennifer Gowetski
                      Senior Counsel
                      Office of Real Estate and
                      Commodities

cc: Dov T. Schwell, Esq.
        Schwell Wimpfheimer & Associates LLP